Filed by Liberty Media Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Company: Liberty Media Corporation
Commission File No.: 001-35707

Excerpts from the Transcript of Liberty Media Corporation at the UBS 43rd Annual Global Media and Communications Conference, December 8, 2015

Unknown Analyst

So the ownership stake that Liberty has in SIRI, how do you — you’re talking about splitting the companies up. You’re clearly trying to reduce the discount.

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee, Liberty Media Corporation

Well, we’re not splitting them. As you know, we’re creating 3 trackers that has a goal of reducing the discount to NAV. It hasn’t done it yet, but of course, we haven’t completed the trackers, maybe it’s tightened a little point or 2, something like that. The other thing that I’d note is that even if it doesn’t overall reduce the discount, I think it’s unlikely that we will maintain an even discount across all 3 trackers, and that could be very well the case that some or the others have more of a discount. And to a degree that one has a larger discount, that becomes something more attractive for us to attack. It’s repurchase or something else. And other opportunities are opened up. It’s been speculated in the past that Sirius should be buying Liberty stock, LMC stock instead of its own stock because it trades at a discount, and we are such a significant — Sirius is such a significant portion of our value. To the degree that, ultimately, we end up with a pure SIRI tracker, even better argument that they should be buying that SIRI tracker, which is only their stock over time. So lots of opportunities get opened up, I think, by the trackers.

Unknown Analyst

I mean, to some extent, there’s a lot of permutations, as you said. It’s not clear to me the need even to narrow the discount any time soon unless you wanted to have some activity between the 2 companies where you actually fully closed the gap by just merging them together. Is there — what about sort of this time now caused you to think this is a good time to put out 3 trackers?

Gregory B. Maffei

I think we were just frustrated and annoyed that the discounts widened and had to do something about it. . . . Look, I think this creates more flexibility for us. I think it creates different opportunities where, ultimately, if we want to spin the Braves, it’s easier. If we, ultimately, want to create combination with SIRI, something we tried in the past, you can imagine it being easier; just creates more flexibility for us. I don’t think it had to happen now, and I don’t think there’s any rush in combining any of these things. Every day, that SIRI buys stock and that we don’t sell, which we haven’t sold in quite a while, we continue to increase our ownership. So I think inevitability is — points in that direction.

Unknown Analyst

And one things we always think about is just because there’s all these different pieces of sort of — all the different asset bases that you can tap into, to the extent that you decide to do something new or form different combinations, I mean, SIRI is a big one where there’s a lot of capital that can be access there. I mean...

Gregory B. Maffei

Absolutely.

Unknown Analyst

To some extent, is there actually even a thought that, “You know what? The longer we string this out, the more flexibility we have around sort of our balance sheet”?

Gregory B. Maffei

Though the — not wrong or not a bad thought. I would point out one thing. We very much think that the SIRI XM use of capital repurchasing stock is a good thing. Not only is it a good thing for the shareholders of SiriusXM, but it’s a good thing in my mind because our percentage continues to go up. But you can imagine in a different environment where that cash could be very attractive. I don’t think there’s an alternative use today, which is better than that repurchase. But down the road, is there a strategic acquisition into Sirius that’s interesting? Alternatively, in a different market environment, is there the next SiriusXM something we buy that’s fun, that’s flat on its butt and help take to the next level? So having access to that capital, driving that capital with lots of places could be interesting.

. . .

Douglas D. Mitchelson

[T]he question on the Braves, because I just sort of have this feeling that it will be the one that trades at a bigger discount relative to the asset value than perhaps some of the rest. And one was, I think you used the Forbes valuation at the Analyst Day, $1.15 billion or something like that. There’s been a lot of other data points out there, Dodgers, Clippers, Man U and investment in Man City. That’s sport — seems that’s it’s sort of ever-bigger numbers. And I think the other thing is, you have sort of a lot of real estate activities going around.

Gregory B. Maffei

Yes.

Douglas D. Mitchelson

So can you talk a little bit about that? And does what I’m saying makes sense that there could actually be a lot more asset value there?

Gregory B. Maffei

You’ve seen — I think your point is fair that you’ve seen assets trade increasing multiples, and we’re hopefully going to increase the revenues of the Braves dramatically with the new stadium as well as having a mixed-use real estate opportunity, which we think is pretty attractive. If you’re asking why we took the Forbes valuation, which may prove conservative, but — the information’s made public, and smart analysts, like yourself, will get to tell us why that’s a conservative number and why we’re wrong on the low side. And that will be a happy problem.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks, expectations relating to the Braves new mixed use facility and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed recapitalization and the realization of expected benefits from the mixed use facility. These forward looking statements speak only as of the date of the communication, and Liberty Media Corporation (“Liberty Media”) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in the transcript.

Additional Information

Nothing in this transcript shall constitute a solicitation to buy or an offer to sell shares of our existing common stock or our proposed Liberty Braves tracking stock, Liberty SiriusXM tracking stock or Liberty Media tracking stock. The offer and sale of shares of the proposed tracking stocks will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC regarding the proposed tracking stocks, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty Media’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the tracking stocks. Information regarding the directors and executive officers of Liberty Media and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the respective proxy materials with respect to the creation of the proposed tracking stocks to be filed with the SEC.